July 21, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, NW

Mailstop: 3720

Washington, D.C. 20549

Re:	H&R Block, Inc.
Form 10-K/A amendment No. 2 for year ended April 30, 2005
Filed March 31, 2006
Form 10-Qs for quarters ending July 31, 2005, October 31, 2005 and January
31, 2006
File No. 1-06089

Dear Mr. Spirgel:

This letter responds to the comment made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter to me dated June 29, 2006, regarding (i) Form 10-K/A amendment No. 2 for year ended April 30, 2005, filed March 31, 2006 and (ii) Form 10-Qs for quarters ending July 31, 2005, October 31, 2005 and January 31, 2006 (the “Staff Comment Letter”).

The Staff Comment Letter’s comment is reproduced below, with our response immediately following.

United States Securities and Exchange Commission

July 21, 2006

1.	Form 10-Q/A for the quarter ended January 31, 2006—Note 6. Mortgage Banking Activities, page 9

We have considered your response to prior comment 2. To help us understand the basis for your revised assumptions, please provide us with a more extensive discussion of your process for estimating the value of mortgage servicing rights. In your response, please address the following items:

•

Describe the type of information you received from third party valuations of your MSRs and from industry surveys. Also explain how you used this information to develop the assumptions you use in your valuations.

•	Discuss the evidence that supports your conclusion to reduce the number of days of prepayment interest shortfall.
•	Please clarify why you believe that your revised assumptions based on “portfolio specific information is not inconsistent with market-based data.”
•	We note that you also increased the discount rate used in your valuations. Please discuss the factors you considered in deciding to revise this assumption.

In determining the value of our mortgage servicing rights, we estimate the amount at which the MSRs could be bought or sold in a current transaction between willing parties; that is, other than in a forced or liquidation sale. Since there is not a highly liquid market for non-prime mortgage servicing rights, quoted market prices are not readily available. As such, we determine the fair value of mortgage servicing rights based upon the present value of estimated future cash flows utilizing the best information available, including market participant information from third-party valuations of our MSRs, industry surveys, as well as our own experience as servicer.

Prior to selecting the assumptions to be used in our valuation of MSRs, we received valuations of our MSRs prepared by three different independent valuation experts. These valuations included an estimate of fair value of the mortgage servicing rights and an outline of the various key assumptions utilized by the third parties in determining their estimates of fair value. We also review limited industry information to help us understand whether the assumptions and fair values we determine are consistent with other market participants.

The information received from third parties is supplemented by an evaluation of our own experience as servicer. This is necessary to validate the reasonableness of assumptions received from third parties, as well as to determine any specific

United States Securities and Exchange Commission

July 21, 2006

attributes of our servicing rights that may not be consistent with assumptions based on broad-based market information.

The key assumptions necessary to determine the fair value of MSRs are 1) adequate compensation to service mortgage loans; 2) foreclosure costs; 3) discount rate; 4) cost of advances (including prepayment interest shortfall); 5) ancillary income; 6) prepayment speeds, and 7) delinquency curves.

The first three of these assumptions (adequate compensation to service mortgage loans, foreclosure costs and discount rate) are derived directly from third-party valuations. Since we receive market participant information from multiple sources, we generally note a range of values being utilized by third parties for each of these assumptions. As such, the determination of the appropriate value to utilize for each assumption requires the judgment of management. For example, the following table compares the assumptions utilized by the Company to assumptions provided by third parties for these key assumptions:

Key Assumption	Range of Values fromThird Party Valuations	Revised Company Assumption	Previous Company Assumption

Adequate Compensation
Current	$125-135	$125	$125
30 days delinquent	$100—$150	$150	$225
60 days delinquent	$250	$250	$325
90 days delinquent	$350—$400	$400	$475
Foreclosure costs	$1,250- $2,250	$1,375	$1,375
Discount Rate	15% — 20%	18%	15%

The other key assumptions (cost of advances, ancillary income, prepayment speeds and delinquency curves) are primarily derived from internal analyses because these assumptions are dependent on portfolio specific characteristics. The company determines these assumptions based on historical performance and specific contractual provisions. The information developed is then compared with information from third-party valuations in order to assess the reasonableness of the assumption.

As servicer, we collect monthly payments of principal and interest from mortgage loans and remit monthly payments of principal and interest to bondholders in securitizations. When a mortgage loan is prepaid (full or partial payment of principal ahead of schedule) during any given month, we collect only a partial month interest from the borrower. However, we are contractually required, in many instances, to remit a full month interest to bondholders. This represents a

United States Securities and Exchange Commission

July 21, 2006

significant cost of servicing. This “prepayment interest shortfall” is largely dependent on the prepayment patterns of borrowers in the specific portfolios and on the contractual interest cut-off and remittance dates with specific investors.

In order to determine the appropriate number of days to utilize for this assumption, we prepared an analysis of average actual number of days of prepayment interest shortfall over the prior eight month period. The results of our analysis showed that the actual number of days of prepayment interest shortfall over the prior eight-month period ranged from 4.72 days to 6.41 days and averaged 5.45 days. Based on this analysis, we believe it was appropriate to reduce the number of days of prepayment interest shortfall to 5.45 days. Previously, we utilized 15 days for this assumption.

As discussed in our previous letter, the assumptions used to value a particular portfolio of servicing rights necessarily are based on the specific attributes of that portfolio. That is because portfolios of servicing rights are not generic; rather, they have unique attributes that cause the value of one portfolio to differ from another. Because market participants always take into account the specific attributes of a particular portfolio to estimate its value, we believe that the use of portfolio specific data is not inconsistent with the approach and information that a market participant would use. To value a portfolio of MSRs, a market participant would estimate the future cash flows expected from the specific portfolio, which will depend on the attributes of that portfolio. We believe that the assumptions we have developed based on portfolio experience are consistent with the assumptions that would be developed and used by a market participant to value the same portfolio.

In determining the discount rate assumption, we consider discount rates used by other market participants. Discount rates used by market participants may change from time to time based upon the market’s required return and perception of volatility. Consistent with the approach to all of our assumptions, we considered not only the best estimate to utilize for this specific assumption (based on a range of values utilized by third parties), but also the effect of the assumption change on the valuation of the mortgage servicing rights taken as a whole. During the third quarter, we increased the discount rate assumption from 15% to 18%. This change in the discount rate assumption resulted in a modest reduction in the fair value of MSRs recorded by approximately 0.03% (3 basis points) of mortgage loans sold.

After a thorough review of all of the information and selection of valuation assumptions as outlined above, we prepare a discounted cash flow analysis for purposes of determining fair value. We believe this determination of fair value represents the fair value at which the asset could be bought or sold in a current transaction between willing parties.

United States Securities and Exchange Commission

July 21, 2006

*       *     *

Please contact me at (816) 932-8388 if additional information is necessary in response to the Staff’s comments.

Sincerely,

H&R BLOCK, INC.

/s/ William L. Trubeck

William L. Trubeck